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Bob Rai, Director and CEO

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Avricore Health Inc. Advisory Board Welcomes Hector Bremner

Communications professional and former advisor to BC Deputy Premier and Vancouver City Councillor will support Strategic and Government Affairs

Vancouver, January 29, 2019 - Avricore Health Inc. (TSXV: AVCR) (“Avricore Health”) is very pleased to announce that Hector Bremner will join the company’s Advisor Board and support strategic communications and government affairs.

After a successful career in business development and operations management with some of Canada’s largest brands, Mr. Bremner founded Vancouver based TOUCH Marketing in 2007, whose innovative marketing, communications and project management strategies earned him a strong reputation for delivering results.

He was invited to join the Government of British Columbia in 2013 where he served as a key advisor in the offices of BC’s Minister of International Trade, the Minister of Tourism and Small Business, as well as the Ministry of Natural Gas Development and Deputy Premier.

After leaving the BC Government, Mr. Bremner joined Vancouver based communications firm Pace Group as Vice President of Public Affairs.  There, he put his unique experience and special capabilities toward navigating the process of public policy making and ensuring his clients’ messages are heard.   Mr. Bremner has supported a broad range of clients on high profile matters in the energy sector, non-profit, industry associations, local government and First Nations.

Clients have found the support they needed through his ability to align objectives with that of the public and key stakeholders through effective strategic communications approaches, as well as innovative government and public engagement.

“I’ve always been driven to support organizations seeking to make a positive change beyond the balance sheet” Hector said. “I really believe In Bob’s passion for innovation and Avricore’s mission to help people take control of their health.” said Mr. Bremner.

In 2017, Hector Bremner was elected to Vancouver City Council in a rare by-election, having a dramatic impact on the city’s political culture and policy approaches related to the ongoing housing crisis.  The following year he challenged for Mayor of Vancouver on a pro-affordable housing platform.  While unsuccessful in achieving electoral success, his candidacy has been noted for its powerful message and positive impact on the policy environment.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com

Bremner’s board and nonprofit related experience also includes:

•Fundraising for the Canadian Olympic Committee

•Board Director of the BC Senior Services Society

•Board Director of the Vancouver Biennale

•Cabinet Member, A Night of Miracle, BC Children’s Hospital Foundation

“Hector’s expertise and unique skill set is a welcome addition to Avricore Health’s team as we continue to offer healthcare innovations that will help to optimize healthcare outcomes for consumers in the community pharmacy setting” said Avricore Health CEO Bob Rai.  “Avricore Health is now better positioned to navigate the policy and regulatory environment and ensure our new and emerging technologies can get to the people who need them.”

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com